Exhibit 23

Consent of Independent Registered Public Accounting Firm

Plan Administrator
United Natural Foods, Inc. Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-161884) on Form S-8 of United Natural Foods, Inc. of our report dated June 25, 2013 relating to the statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for benefits for the year ended December 31, 2012, and the related supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012, which report appears in the December 31, 2012 Annual Report on Form 11-K of the United Natural Foods, Inc. Retirement Plan.

Providence, Rhode Island
June 25, 2013